Exhibit 99.2

ELBIT VISION SYSTEMS LTD.

Company Contact Information: Yaron Menashe, CFO Tel: +972 4 6107609 yaron@evs.co.il

ELBIT VISION SYSTEMS ANNOUNCES
ACQUISITION BY USTER TECHNOLOGIES AG
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Caesarea, Israel, February 12, 2018 — Elbit Vision Systems Ltd.  (OTCBB: EVSNF), a pioneer in the science of machine vision inspection for textile fabrics and technical webs, announced today that it has agreed to be acquired by Uster Technologies AG, a Swiss company.

Uster will acquire a 100% ownership of EVS, paying $3.40 per share, or approximately a 16.8% premium on the closing price of the Company's shares on February 9, 2018. This corresponds to an Enterprise Value of approximately $32 million. The acquisition of EVS by Uster has been approved by the Boards of Directors of both companies, and is subject, among other things, to the approval by the general meeting of the shareholders of EVS, which is expected to be obtained in March, 2018.

Subject to the fulfilment of standard closing conditions, the transactions is expected to be completed during the second quarter of 2018. Thereafter, EVS will be a wholly owned subsidiary of Uster Technologies AG.

Sam Cohen, Chief Executive Officer of EVS, said: "We believe that the merger with Uster Technologies is the optimal route for growing the business of the Company. Despite our success in turning the Company from a loss-making enterprise with onerous levels of debt in 2010 – the year of our management takeover – to a profitable company with no meaningful debt, the last three years have seen revenues remain largely flat. As a result, the management of EVS has come to the conclusion that given the current conditions of the industries in which we operate and the capital markets, our ability to continue to increase shareholder value is extremely challenging and uncertain as a stand-alone entity.”

Mr. Cohen continued: “Given the difficulties in showing our shareholders year over year increases in revenues, our board of directors and senior management team have spent the last 18 months conducting an in-depth analysis on alternatives for increasing shareholders value, including discussions with a number of potential acquirers and investors. We believe that the merger with Uster, which represents approximately a 17% premium on our current share price, provides our shareholders with real value.

Thomas Nasiou, Chief Executive Officer of Uster said: “The acquisition fits perfectly into our vision to be the world’s leading supplier of quality solutions for the textile industry from fiber to fabric. EVS technology will offer USTER’s clients the potential for further automation and improvement for increased and sustainable performance.”

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.

About Uster Technologies AG:  www.uster.com

The Uster Group is the leading high-technology instrument manufacturer of products for quality measurement and certification for the textile industry.

The Group provides testing and monitoring instruments, systems and services that allow optimization of quality through each individual stage of textile production. This includes raw textile fibers, such as cotton or wool, all staple fiber and filament yarns, as well as downstream services to the final finished fabric. Uster Technologies provides benchmarks that are a basis for the trading of textile products at assured levels of quality across global markets. The Group’s aim is to forward know-how on quality, productivity and cost to the textile industry.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.